UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

CPFL ENERGIA S.A.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

126153105*
(CUSIP Number)

Wang Xinglei State Grid International Development Limited No. 88 West Chang’an Street, Xicheng District Beijing, 100031 China +86-10-60616621
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The CUSIP number provided is for the American Depositary Shares (as evidenced by American Depositary Receipts), each representing two (2) Common Shares, without par value.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126153105	SCHEDULE 13D/A	Page 2 of 24 Pages

1		NAME OF REPORTING PERSONS State Grid Corporation of China
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on the 1,017,914,746 common shares, without par value (the “Common Shares”), stated to be outstanding as of December 31, 2018 in the Report of Foreign Private Issuer on Form 6-K of CPFL Energia S.A., a corporation (sociedade por ações) incorporated and existing under the laws of the Federative Republic of Brazil (the “Issuer”) furnished to the United States Securities and Exchange Commission (the “SEC”) on March 29, 2019 (the “Form 6-K”).

CUSIP No. 126153105	SCHEDULE 13D/A	Page 3 of 24 Pages

1		NAME OF REPORTING PERSONS State Grid Overseas Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of December 31, 2018 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 4 of 24 Pages

1		NAME OF REPORTING PERSONS State Grid International Development Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of December 31, 2018 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 5 of 24 Pages

1		NAME OF REPORTING PERSONS State Grid Overseas Investment (Europe) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of December 31, 2018 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 6 of 24 Pages

1		NAME OF REPORTING PERSONS State Grid International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of December 31, 2018 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 7 of 24 Pages

1		NAME OF REPORTING PERSONS International Grid Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of December 31, 2018 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 8 of 24 Pages

1		NAME OF REPORTING PERSONS Top View Grid Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of December 31, 2018 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 9 of 24 Pages

1		NAME OF REPORTING PERSONS State Grid Brazil Power Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of December 31, 2018 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 10 of 24 Pages

1		NAME OF REPORTING PERSONS ESC Energia S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,086,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,086,204
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of December 31, 2018 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 11 of 24 Pages

(i) State Grid Corporation of China, a state-owned enterprise of the People’s Republic of China (“SGCC”), (ii) State Grid Overseas Investment Limited, a private company limited by shares organized and existing under the laws of Hong Kong (“State Grid Overseas”), (iii) State Grid International Development Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China (“SGID Co.”), (iv) State Grid Overseas Investment (Europe) Limited, a corporation organized and existing under the laws of the British Virgin Islands (“State Grid Europe Overseas”), (v) State Grid International Development Limited, a private company limited by shares organized and existing under the laws of Hong Kong (“SGID”), (vi) International Grid Holdings Limited, a corporation organized and existing under the laws of the British Virgin Islands (“International Grid Holdings”), (vii) Top View Grid Investment Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Top View Grid”), (viii) State Grid Brazil Power Participações S.A., a corporation (sociedade anônima) organized and existing under the laws of the Federative Republic of Brazil (“State Grid Brazil”) and (ix) ESC Energia S.A., a corporation (sociedade anônima) organized and existing under the laws of Brazil (“ESC,” and all of the foregoing, collectively, the “Reporting Persons”), hereby file this Amendment No. 5 (this “Amendment No. 5”) to amend and supplement the Schedule 13D filed with the SEC on January 23, 2017 (the “Original 13D”, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 17, 2017 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the SEC on July 7, 2017 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the SEC on October 31, 2017 (“Amendment No. 3”) and by Amendment No. 4 to Schedule 13D filed with the SEC on December 1, 2017 (“Amendment No. 4”), together with the Original 13D and this Amendment No. 5 and as amended hereby, the “Schedule 13D”)), with respect to the Common Shares of the Issuer. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as set forth below:

The title and class of equity securities to which this statement on Schedule 13D (“Schedule 13D”) relates are the Common Shares, without par value (the “Common Shares”), of CPFL Energia S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil (the “Issuer”). The Common Shares trade on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), a stock exchange located in Brazil, and the American Depositary Shares (as evidenced by American Depositary Receipts), each representing two (2) Common Shares (the “ADRs”), trade on the New York Stock Exchange (the “NYSE”). The address of the principal executive offices of the Issuer is Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, km 2,5, Parque São Quirino, Campinas, São Paulo, Brazil, 13088-900.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as set forth below:

The Reporting Persons view their investment in the Issuer as a strategic opportunity, the principal purpose of which is to diversify their business portfolio and take advantage of synergies between the Issuer and existing transmission assets of the Reporting Persons, and to thereby strengthen their position in the Brazilian power sector. The Reporting Persons intend to exercise control over the Issuer’s business and operations.

On April 2, 2019, the Issuer published a material fact informing its shareholders that it has submitted a request to B3 for an extension of the deadline for the fulfillment of the obligation to reestablish the Issuer’s minimum free float, by expressing its intention to carry out a follow-on offering of the Issuer’s shares resulting in a minimum free float at the level of 15% of its total capital, in compliance with the rules of the Novo Mercado. The final evaluation and approval by the Issuer’s management regarding the launch of such follow-on offering, as well as the definition of its terms and conditions, including whether the follow-on offering will involve a secondary offering of shares by State Grid Brazil or ESC, are still pending, and are also dependent on the approval of the above requests made to B3. The Issuer will keep the market and its shareholders informed of any relevant updates regarding the matters discussed herein.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 12 of 24 Pages

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons, the market prices of the Common Shares and American Depositary Shares (each of which represents two Common Shares) and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer, or suggest or take a position with respect to the management, operations or capital structure of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with the Issuer’s shareholders, management, stockholders and third parties regarding the corporate governance, business operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same.

Any of the foregoing actions may be effected from at any time or from time to time, subject to applicable law. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as set forth below:

(a)-(b)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference. The Reporting Persons are in the aggregate beneficial owners of 964,521,902 Common Shares (or approximately 94.8% of the 1,017,914,746 Common Shares stated to be outstanding as of December 31, 2018 in the Form 6-K) and (i) all of the Reporting Persons except for ESC have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, all of such Common Shares and (ii) ESC has shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, 234,086,204 of such Common Shares (or approximately 23.0% of such Common Shares).

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any Common Shares; however, because each Covered Person is a director or executive officer of one or more Reporting Persons, each Covered Person may be deemed to be the beneficial owner of the Common Shares beneficially owned by the Reporting Person(s) for which they each serve as director or executive officer. Each of the Covered Persons hereby disclaims beneficial ownership of any Common Shares and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a “group” for Section 13(d) purposes.

(c)	None of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Shares during the past 60 days.

(d)
Except as disclosed in this Schedule 13D, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this statement on Schedule 13D.

(e)   Not applicable.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 13 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2019
STATE GRID CORPORATION OF CHINA

By:	/s/ Kou Wei
	Name:	KOU WEI
	Title:	EXECUTIVE CHAIRMAN

STATE GRID OVERSEAS INVESTMENT LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

STATE GRID OVERSEAS INVESTMENT (EUROPE) LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

STATE GRID INTERNATIONAL DEVELOPMENT CO., LTD.

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

CUSIP No. 126153105	SCHEDULE 13D/A	Page 14 of 24 Pages

STATE GRID INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

INTERNATIONAL GRID HOLDINGS LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

TOP VIEW GRID INVESTMENT LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A.

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

ESC ENERGIA S.A.

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

CUSIP No. 126153105	SCHEDULE 13D/A	Page 15 of 24 Pages

SCHEDULE A

Schedule A is hereby amended and restated in its entirety as set forth below:

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID CORPORATION OF CHINA

The following table sets forth the name and present principal occupation or employment of each director and executive officer of SGCC. The business address of each such person is No. 86, West Chang’an Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the directors and executive officers are citizens of the People’s Republic of China.

NAME	PRESENT EMPLOYMENT

Kou, Wei	Chairman of SGCC

Xin, Baoan	President of SGCC

Huang, De’an	Chief Compliance Officer, Executive Board Member of SGCC

Luo, Qianyi	Executive Board Member, CFO of SGCC

Liu, Guoyue	Executive Vice President of SGCC

Han, Jun	Executive Vice President of SGCC

Liu, Zehong	Executive Vice President of SGCC

Zhang, Zhigang	Executive Vice President of SGCC

CUSIP No. 126153105	SCHEDULE 13D/A	Page 16 of 24 Pages

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID OVERSEAS INVESTMENT LIMITED

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of State Grid Overseas. All of the directors and executive officers are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS
SUN, Jianxing	Chairman, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

YAO, Yousheng	CEO and Director, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

YANG, Fuzhong	Director, State Grid Overseas	No. 86, West Chang'an Street, Xicheng District, Beijing, 100031, China

LI, Yong	Director, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

ZHANG, Lifang	Director, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

CUSIP No. 126153105	SCHEDULE 13D/A	Page 17 of 24 Pages

EXECUTIVE OFFICERS OF STATE GRID INTERNATIONAL DEVELOPMENT CO., LTD.

The following table sets forth the name and present principal occupation or employment of each executive officer of SGID Co. The business address of each such person is No. 88, West Chang’an Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the executive officers are citizens of the People’s Republic of China.

NAME	PRESENT EMPLOYMENT
Hu, Yuhai	Chairman, SGID Co.

Li, Haixiang	Chief Executive Officer, SGID Co.

Duan, Guangming	Senior Vice President, SGID Co.

Jiang, Xiaojun	Senior Vice President, SGID Co.

Li, Hong	Chief Financial Officer, SGID Co.

Li, Lequan	Senior Vice President, SGID Co.

Zheng, Aimin	Head of Discipline Inspection Group of the Party Committee, SGID Co.

Liu, Yanli	Senior Vice President, SGID Co.

Wang, Zijian	Senior Vice President, Chairman of Labour Union, SGID Co.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 18 of 24 Pages

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID OVERSEAS INVESTMENT (EUROPE) LIMITED

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of State Grid Europe Overseas. All of the directors and executive officers are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS
SUN, Jianxing	Director, State Grid Europe Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

LI, Yong	Director, State Grid Europe Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

ZHANG, Lifang	Director, State Grid Europe Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

CUSIP No. 126153105	SCHEDULE 13D/A	Page 19 of 24 Pages

DIRECTORS OF STATE GRID INTERNATIONAL DEVELOPMENT LIMITED

The following table sets forth the name, business address and present principal occupation or employment of each director of SGID. All of the directors are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Hu, Yuhai	Director of SGID; Chairman of SGID Co.	No. 88, West Chang’an Street, Xicheng District, Beijing, 100031, China

Chen, Daobiao	Director of SGID	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

CUSIP No. 126153105	SCHEDULE 13D/A	Page 20 of 24 Pages

DIRECTORS OF INTERNATIONAL GRID HOLDINGS LIMITED

The following table sets forth the name and present principal occupation or employment of each director of International Grid. International Grid has no executive officers. The business address of each such person is No. 88 West Chang’an Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the directors are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION
Jiang, Xiaojun	Director of International Grid; Senior Vice President, SGID Co.

Li, Hong	Director of International Grid; Chief Financial Officer, SGID Co.

Li, Lequan	Director of International Grid; Senior Vice President, SGID Co.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 21 of 24 Pages

DIRECTORS OF TOP VIEW GRID INVESTMENT LIMITED

The following table sets forth the name and present principal occupation or employment of each director of Top View Grid. Top View Grid has no executive officers. The business address of each such person is No. 88, West Chang’an Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the directors are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION
Jiang, Xiaojun	Director of Top View Grid; Senior Vice President, SGID Co.

Li, Hong	Director of Top View Grid; Chief Financial Officer, SGID Co.

Li, Lequan	Director of Top View Grid; Senior Vice President, SGID Co.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 22 of 24 Pages

EXECUTIVE OFFICER OF STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A.

Wen Bo, Chang Zhongjiao, Liu Yunwei, Liu Mingyan, Pan Yuehui and Chai Jiyong are the executive officers of State Grid Brazil. The business address of each such executive officer is Rua Gustavo Armbrust, No. 36, 10th floor, Vila Nova Campinas, Campinas, State of São Paulo, ZIP 13092-106, Brazil, and all of the executive officers are citizens of the People’s Republic of China.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 23 of 24 Pages

EXECUTIVE OFFICERS OF ESC ENERGIA S.A.

Qu Yang and Pan Yuehui are the executive officers of ESC. The business address of Qu Yang is Avenida Presidente Juscelino Kubitschek, No. 1909, 27th floor, room 11, Vila Nova Conceição, Zip Code 04.543-907, São Paulo, State of São Paulo, Brazil, and the business address of Pan Yuehui is Rua Gustavo Armbrust, No. 36, 10th floor, Vila Nova Campinas, Campinas, State of São Paulo, ZIP 13092-106, Brazil, and all of the executive officers are citizens of the People’s Republic of China.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 24 of 24 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1	Joint Filing Agreement, dated July 7, 2017, by the Reporting Persons.**

2	Share Purchase Agreement, dated September 2, 2016, by and among State Grid Brazil, SGID, ESC, Camargo and each other Seller acceding thereto.*

3	Indirect Sale Notice and Accession Agreement, dated October 3, 2016, by Camargo, VBC and ESC.*

4	Seller Accession Agreement, dated October 6, 2016, by PREVI.*

5	Seller Accession Agreement, dated October 13, 2013, by the Bonaire Sellers.*

6	Deed of Termination of the Shareholders’ Agreement of CPFL Energia S.A., dated January 23, 2017, by and among ESC, PREVI, the Bonaire Shareholders and the Issuer.*

7	Power of Attorney, dated January 5, 2017, by SGID Co., SGID, International Grid Holdings, Top View Grid and State Grid Brazil.*

8	Power of Attorney, dated January 5, 2017, by State Grid Overseas and State Grid Europe Overseas.*

9	Power of Attorney, dated June 30, 2017, by ESC.**

*	Filed with the Original 13D on February 1, 2017.

**	Filed with the Amendment No. 2 on July 7, 2017.